                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION


                            Washington, D.C. 20549


                                   FORM 11-K


                                  (Mark One)
            [X] ANNUAL REPORT PURSUANT TO SECTION 15 (D) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)


                  For the fiscal year ended December 31, 1999
                                      OR

            [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


                 For the transaction period from ____ to

                        Commission File Number  1-11141
                                               --------


                      HEALTH MANAGEMENT ASSOCIATES, INC.
                            RETIREMENT SAVINGS PLAN

                           (Full title of the plan)



                      HEALTH MANAGEMENT ASSOCIATES, INC.
                       5811 PELICAN BAY BLVD., SUITE 500
                          NAPLES, FLORIDA  34108-2710


            (Name of issuer of the securities held pursuant to the
              plan and address of its principal executive office)

Audited Financial Statements and Supplemental Schedules

Health Management Associates, Inc. Retirement Savings Plan

Years ended December 31, 1999 and 1998 with Report of Independent Auditors

          Health Management Associates, Inc. Retirement Savings Plan

            Audited Financial Statements and Supplemental Schedules


                    Years ended December 31, 1999 and 1998



                                   Contents

Report of Independent Auditors..............................................   2

Audited Financial Statements

Statements of Net Assets Available for Benefits.............................   3
Statements of Changes in Net Assets Available for Benefits..................   4
Notes to Financial Statements...............................................   5


Supplemental Schedules

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
 at End of Year.............................................................  12
Schedule H, Line 4j - Schedule of Reportable Transactions...................  13

                        Report of Independent Auditors

The Plan Sponsor
Health Management Associates, Inc.
 Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Health Management Associates, Inc. Retirement Savings Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999 and schedule of reportable transactions for the year ended December 31, 1999 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                            ERNST & YOUNG LLP
Tampa, Florida
May 19, 2000

          Health Management Associates, Inc. Retirement Savings Plan

                Statements of Net Assets Available for Benefits


                                                         December 31
                                                    1999             1998
                                           ----------------------------------
Assets
Investments, at fair value:
 Health Management Associates, Inc.
  common stock                                  $ 45,903,207     $ 63,246,002
 Collective trust funds                           18,034,169       15,077,010
 Mutual funds                                     36,511,483       31,282,944
 Participant loans                                 3,787,729                -
                                           ----------------------------------
                                                 104,236,588      109,605,956

Cash                                                  47,127           61,184

Receivables:
 Participants' contributions                       1,555,660        1,041,704
 Employer's contribution                             703,965          592,275
 Accrued income                                       73,812           49,365
                                           ----------------------------------
Total receivables                                  2,333,437        1,683,344
                                           ----------------------------------
Net assets available for benefits               $106,617,152     $111,350,484
                                           ==================================


See accompanying notes.

          Health Management Associates, Inc. Retirement Savings Plan

          Statements of Changes in Net Assets Available for Benefits


                                                    Year ended December 31
                                                     1999            1998
                                           -----------------------------------
Additions
Investment income:
 Net (depreciation) appreciation in fair
  value of investments:
   Health Management Associates, Inc.
    common stock                                $(22,108,843)     $ 13,256,143
   Collective trust funds                            384,422            81,024
   Mutual funds                                    1,518,082         1,958,314
 Interest and dividends                            2,805,586         2,310,667
                                           -----------------------------------
                                                 (17,400,753)       17,606,148
Contributions:
 Participants                                     16,086,849        13,821,296
 Employer                                          4,082,659         3,604,766
                                           -----------------------------------
                                                  20,169,508        17,426,062
                                           -----------------------------------
Total additions                                    2,768,755        35,032,210

Deductions
Benefit payments                                   7,466,774         6,502,207
Administrative expenses                               35,313                 -
                                           -----------------------------------
Total deductions                                   7,502,087         6,502,207

Transfers from related plan                                -         6,549,900
                                           -----------------------------------
(Decrease) increase in net assets
 available for benefits                           (4,733,332)       35,079,903

Net assets available for benefits at
 beginning of year                               111,350,484        76,270,581
                                           -----------------------------------
Net assets available for benefits at end
 of year                                        $106,617,152      $111,350,484
                                           ===================================


See accompanying notes.

          Health Management Associates, Inc. Retirement Savings Plan

                         Notes to Financial Statements

                               December 31, 1999


1. Description of the Plan

The following description of Health Management Associates, Inc. Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan's sponsor is Health Management Associates, Inc. (the "Company"). The effective date of the Plan is October 1, 1990 (date of inception). The Plan was amended and restated in its entirety effective January 1, 1998 and July 1, 1998. The amendments incorporated the designation of Merrill Lynch Trust Company (the "trustee") as the trustee of the Plan's investments and the provisions of the River Oaks Hospital, Inc. 401(k) Profit Sharing Plan which was merged into the Plan during 1998, respectively.

The Plan is intended to qualify as a salary reduction plan under Section 401(k) and as a qualified defined contribution plan under Section 401(a) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

All eligible employees of the Company, as defined, may elect to participate in the Plan, provided that such employees are not persons covered under a collective bargaining agreement under which retirement benefits have been the subject of good faith bargaining or are not participants in any other qualified plan maintained by the Company.

Contributions

Each year, participants may elect to defer from 1% to 20% of compensation received during the plan year. The Company makes discretionary matching contributions for participants at certain designated hospital subsidiaries equal to a percentage of each participant's deferred compensation. In applying such matching percentage, only salary reductions up to 6% of total compensation shall be considered, and such Company matching contributions are limited to 3% of the participant's total compensation during the plan year.

          Health Management Associates, Inc. Retirement Savings Plan

1. Description of the Plan (continued)

The Company match is in the form of Company securities, with the exception of designated hospital subsidiaries which receive a nondiscretionary Company match in cash. The Company match in Company securities is not subject to participant direction. During the years ended December 31, 1999 and 1998, nondiscretionary contributions of approximately $362,000 and $339,000, respectively, were made to the Plan.

Participants' Accounts

Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and plan earnings. Allocations are based on participant earnings or account balances, as defined in the plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Withdrawals and Payments of Benefits

Upon retirement or death, the total vested value of a participant's account is distributed to the participant or the beneficiary in cash unless the participant or the beneficiary elects certain other forms of distribution available under the Plan.

A participant is only entitled to make a withdrawal from his or her account prior to separation from service if the participant qualifies for a hardship withdrawal or a participant loan. If a participant separates from service before vesting, the portion of the account attributable to Company contributions is not forfeited until the participant incurs a five-year break in service. The Plan's loan feature allows participants to borrow against their balance in accordance with the loan policies established by the Company.

Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions or pay administrative expense of the Plan. Forfeitures aggregated approximately $259,000 and $388,000 at December 31, 1999 and 1998, respectively.

          Health Management Associates, Inc. Retirement Savings Plan

1. Description of the Plan (continued)

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. A participant becomes one hundred percent vested in the remainder of his or her accounts upon the occurrence of any of the following events:

     (a) The participant dies while still in service as an employee;

     (b) The participant becomes totally and permanently disabled while still in service as an employee; or

     (c) The Plan is terminated by the Company.

In other cases, a gradual vesting scale applies, with one hundred percent vesting occurring upon reaching seven years of vesting service. A plan year during which an employee works for at least one thousand hours is counted as one year of vesting service.

2. Summary of Significant Accounting Policies

Investment Valuation

Investments in mutual funds, collective trust funds, and equity securities are stated at fair value based on quoted prices in an active market. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year.

Contributions

Contributions from participants are recorded when payroll deductions are made. Company contributions accrue to the Plan at the payroll deduction dates. Such amounts are remitted monthly to the trustee for investment based on the investment options designated by the Plan's participants.

          Health Management Associates, Inc. Retirement Savings Plan

2. Summary of Significant Accounting Policies (continued)

Discretionary Company contributions accrue to the Plan when declared and are remitted prior to the date the Company files its federal income tax return for the corresponding fiscal year of the Company.

Investment Income

Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. Purchases and sales of securities are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

Reclassifications

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

Administrative Expenses

The majority of administrative expenses for the Plan are paid directly by the Company, and not from plan assets.

Benefit Payments

Benefits are recorded when paid.

          Health Management Associates, Inc. Retirement Savings Plan

3. Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:


                                                     December 31
                                                1999            1998
                                        --------------------------------
Health Management Associates, Inc.
 Common Stock/(1)/                           $45,903,207     $63,246,002


Merrill Lynch Retirement Preservation         14,841,319      14,243,940
 Trust

Massachusetts Investors Trust                 20,564,575      18,769,875

Merrill Lynch Capital Fund                     7,195,784       6,575,766


/(1)/ Nonparticipant-directed.

          Health Management Associates, Inc. Retirement Savings Plan

4. Changes in Nonparticipant-Directed Net Assets Available for Benefits

Following are the changes in net assets available for benefits by nonparticipant-directed fund option for the years ended December 31, 1999 and 1998:

                                             Health Management
                                             Associates, Inc.
                                               Common Stock             Cash                  Total
                                         ------------------------------------------------------------
Net assets available for benefits at
 December 31, 1997                                 $ 46,228,688        $      -          $ 46,228,688
Net appreciation in fair value of
 investments                                         13,256,143                            13,256,143
Interest and dividend income                             30,072                                30,072
Contributions:
 Participants                                         5,504,050          (3,575)            5,500,475
 Employer                                             3,248,893          (1,179)            3,247,714
Benefit payments                                     (3,803,430)          2,440            (3,800,990)
Transfers (from) to prior trustee and
 related plan                                          (849,771)         16,356              (833,415)
Interfund transfers (net)                              (368,643)         47,142              (321,501)
                                         ------------------------------------------------------------
Net assets available for benefits at
 December 31, 1998                                   63,246,002          61,184            63,307,186
Net depreciation in fair value of
 investments                                        (22,108,843)              -           (22,108,843)
Interest and dividend income                            105,294               -               105,294
Contributions:
 Participants                                         5,192,281           4,601             5,196,882
 Employer                                             3,886,883           2,536             3,889,419
Participant loans                                    (1,863,862)              -            (1,863,862)
Benefit payments                                     (2,338,815)         12,379            (2,326,436)
Interfund transfers (net)                              (215,733)        (33,573)             (249,306)
                                         ------------------------------------------------------------
Net assets available for benefits at
 December 31, 1999                                 $ 45,903,207        $ 47,127          $ 45,950,334
                                         ============================================================

          Health Management Associates, Inc. Retirement Savings Plan

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 20, 1999, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

6. Party-in-Interest Transactions

Certain plan investments are shares of mutual and trust funds managed by the trustee therefore, such transactions qualify as party-in-interest. The Plan held investments in Company securities with a fair value of approximately $45,903,000 and $63,246,000 as of December 31, 1999 and 1998, respectively. The Company paid the majority of administrative expenses on behalf of the Plan for the years ended December 31, 1999 and 1998.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will receive the vested portion of their account.

          Health Management Associates, Inc. Retirement Savings Plan
                               EIN: 65-0261425
                                  Plan # 001

 Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at End of
                                      Year

                               December 31, 1999

 (a)                  (b)                                    (c)                         (d)            (e)
                                                                                                      Current
               Identity of Issue                  Description of Investment             Cost           Value
---------------------------------------------------------------------------------------------------------------
*      Health Management Associates, Inc.   Common Stock                             $53,659,215   $ 45,903,207
*      Merrill Lynch Trust Company          Collective Trust Aggressive Bond                  (1)            16
*      Merrill Lynch Trust Company          Collective Trust International Index
                                             Fund                                             (1)        11,294
*      Merrill Lynch Trust Company          Collective Trust Small Capital Index
                                             Fund                                             (1)         1,258
*      Merrill Lynch Trust Company          Equity Index Trust                                (1)     3,179,990
*      Merrill Lynch Trust Company          Retirement Preservation Trust                     (1)    14,841,319
*      Merrill Lynch Trust Company          Retirement Preservation Trust GM                  (1)           294
       Pilgrim                              International Value Fund                          (1)        44,410
       Pilgrim                              International Value Fund                          (1)           726
       Van Kampen                           American Value Fund                               (1)        13,420
       Federated Investors                  Federated Bond Fund                               (1)     1,074,518
       AIM                                  Small Capital Growth Fund                         (1)       140,141
       Hotchkis & Wiley                     International Fund                                (1)     1,768,363
       PIMCO                                Total Return Fund                                 (1)            40
       PIMCO                                Total Return Fund                                 (1)           582
       State Street                         Aurora Fund                                       (1)         6,253
       Lord, Abbett & Co.                   Developing Growth                                 (1)     2,511,343
       Lord, Abbett & Co.                   Developing Growth                                 (1)           724
       Alliance                             Growth & Income Fund                              (1)         7,945
       Alliance                             Premier Growth Fund                               (1)        61,663
       Alliance                             Premier Growth Fund                               (1)           766
*      Merrill Lynch Trust Company          Growth Fund                                       (1)     3,101,831
       Massachusetts Investors              Growth Stock Fund                                 (1)        18,397
       Massachusetts Investors              Trust Fund                                        (1)    20,564,575
*      Merrill Lynch Trust Company          Capital Fund                                      (1)     7,195,784
       Participants                         Loan Fund, 8.75% - 9.50%                           -      3,787,729
                                                                                                  -------------
                                                                                                   $104,236,588
                                                                                                  =============

*   Indicates a party-in-interest to the Plan.
(1) Cost information has not been included because investments are participant directed.

          Health Management Associates, Inc. Retirement Savings Plan
                                EIN: 65-0261425
                                  Plan # 001

            Schedule H, Line 4j - Schedule of Reportable Transactions

                          Year ended December 31, 1999

                                                                                                         (h) Current
                                                                                                        Value of Asset
                                                               (c) Purchase  (d) Selling  (g) Cost of     on Date of    (i) Net Gain
   (a) Identity of Party Involved     (b) Description of Asset     Price         Price         Asset     Transaction       or(Loss)
------------------------------------------------------------------------------------------------------------------------------------
Category (iii) - Series of transactions in excess of 5% of Plan assets.
Health Management Associates, Inc.    Common stock             $12,287,913    $        -  $12,287,913    $12,287,913   $         -
Health Management Associates, Inc.    Common stock                       -     7,191,288    9,527,621      7,191,288    (2,336,333)

There were no category (i), (ii) or (iv) transactions during the year ended December 31, 1999.
Note: The information to be presented in columns (e) and (f) is not applicable.

                                  SIGNATURES


       Pursuant to the requirements of the Securities Exchange Act of 1934, Health Management Associates, Inc., as Administrator, has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.



                                             Health Management Associates, Inc.,
                                                      AS ADMINISTRATOR OF
                                             Health Management Associates, Inc.
                                                  Retirement Savings Plan



DATE:    June 23, 2000                       By: /s/ Robert E. Farnham
                                                 -----------------------
                                                 Robert E. Farnham
                                                 Vice President
                                                 Corporate Controller